Exhibit 99.1

TDH Holdings, Inc. Reports First Half 2025 Financial Results

BEIJING, China, November 13, 2025 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an owner, operator and manager of commercial real estate properties, announced today its financial results for the six months ended June 30, 2025.

First Half 2025 Unaudited Financial Highlights:

	For the Six Months Ended June 30
($ millions, except per share data)	2025	2024	% Change
Revenues from continuing operations	$0.59	$0.10	466.38%
Gross profit	$0.16	$0.04	329.26%
Gross profit margin	26.73%	35.26%	-8.54 pp *
Loss from operations	$(0.57)	$(1.08)	47.21%
Operating loss margin	-97.60%	-1,047.13%	949.53 pp *
Net income attributable to common stockholders	$1.38	$1.32	4.60%
Earnings per share - basic and diluted	$0.13	$0.13	4.60%

*	pp: percentage points

●	Revenues increased by 466.38% to $0.59 million for the first half of 2025. This significant growth is mainly attributed to the following two factors: (1) With the gradual economic recovery, business activities have become more active, and the market demand for commercial real estate has increased significantly. Relying on accurate market positioning and effective marketing strategies, the Company has successfully attracted many high - quality tenants, increasing the growth of its commercial real estate property leasing business; (2) the Company fully considers the characteristics of enterprises in different industries and of different scales in providing personalized leasing solutions. This customized service meets the diverse needs of customers and effectively improves the satisfaction and loyalty of tenants.

●	Gross profit was $0.16 million for the first half of 2025, compared to gross profit of $0.04 million for the same period of the prior year.

●	Operating loss was $0.57 million for the first half of 2025, compared to operating loss of $1.08 million for the same period of the prior year. The reduction in operating losses was mainly due to the increase in the Company's revenue in the first half of 2025 and the control of operating costs.

●	Net income was $1.38 million, or earnings per share of $0.13, for the first half of 2025, compared to net income of $1.32 million, or earnings per share of $0.13, for the same period of the prior year.

First Half 2025 Financial Results

Revenues from continuing operations

In 2025, we believe we strengthened our brand and customer relationships . We believe we have increased our brand image and enhanced our market competitiveness by among other means, improving service quality, and optimizing the leasing process. At the same time, we are seeking to establish long-term and stable cooperative relationships with our clients, laying a solid foundation for the continuous growth of our business. We expect the revenue of the commercial real estate leasing business to continue to grow in the near future.

Cost of revenues from continuing operations

Cost of revenues consists primarily of lease and occupancy costs, depreciation and amortization costs, as well as agency service costs. Cost of revenues increased by $0.36 million, or 541.07%, to $0.43 million for the first half of 2025 from $0.07 million for the same period of the prior year. The increase in cost of revenues was in line with the increase in revenue.

Gross profit and gross profit margin from continuing operations

Gross profit from continuing operations was $0.16 million for the first half of 2025, compared to gross profit of $0.04 for the same period of the prior year. The increase in gross profit was due to increased revenues from our commercial real estate leasing business. Gross profit margin was 26.73% for the six months ended June 30, 2025, as compared to 35.26% for the six months ended June 30, 2024, which was due to the fact that we changed the agency service costs and maintenance costs directly related to the leasing business from administrative expenses to costs.

Operating expense from continuing operations

Operating expense consists of selling expense and general and administrative expense.

General and administrative expense decreased by $0.03 million, or 4.39%, to $0.73 million for the first half of 2025 from $0.76 million for the same period of the prior year.

Goodwill impairment loss decreased by $0.36 million or 100% when comparing the first half or 2025 to the same period of 2024.

As a result, total operating expenses decreased by $0.39 million, or 34.95%, to $0.73 million for the first half of 2025 from $1.12 million for the same period of the prior year.

Operating loss from continuing operations

Loss from operations was $0.57 million for the first half of 2025, compared to $1.08 million for the same period of the prior year. The decrease in continuing operating loss was mainly due to the increase in the company's revenue in the first half of 2025 and the control of operating costs.

Other income, net

Total net other income decreased by approximately $0.76 million or 27.92%, from $2.74 million in the six months ended June 30, 2024, to $1.97 million in the six months ended June 30, 2025. The main reason for this decrease was primarily attributable to a decrease in investment income. We invested our available cash on hand in equity securities of certain publicly listed companies through various open market transactions. Our investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings.

Net income attributable to the Company and earnings per share

As a result of the above, net income attributable to the Company was $1.38 million, or earnings per share of $0.13, for the first half of 2025, compared to net income of $1.32 million, or earnings per share of $0.13, for the same period of the prior year.

Financial Conditions

As of June 30, 2025, based on the results of the operations, the Company had cash and cash equivalents of $16.07 million, compared to $15.70 million at December 31, 2024. Accounts receivable were $0.07 million as of June 30, 2025, compared to $0 million at December 31, 2024. We also had short-term investments of approximately $15.45 million and $12.95 million as of June 30, 2025, and December 31, 2024, respectively, which are highly liquid and can be converted into cash and used in our operations if needed.

Net cash provided by operating activities was $0.29 million for the first half of 2025, compared to net cash used in operating activities of $2.34 million for the same period of the prior year.

Net cash provided by investing activities was $0.07 million for the first half of 2025, compared to net cash provided by investing activities of $1.38 million for the same period of the prior year.

There was no cash provided by or used in our financing activities during the six months ended June 30, 2025, and 2024, respectively.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), a PRC-based company that is an owner, operator and manager of commercial real estate properties. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the excepted revenue growth from the Company’s commercial real estate leasing business and the Company’s ability to execute on its business plan, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; general risks affecting the commercial real estate industry (including, without limitation, the inability to enter into or renew leases on favorable terms, changes in client preferences and space utilization, dependence on clients’ financial condition, and competition from other developers, owners and operators of real estate); changes in technology; economic conditions;, reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the United States and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983

Index to Unaudited Condensed Consolidated Interim Financial Statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,072,613	$15,699,562
Short-term investments	15,454,430	12,952,597
Accounts receivable, net	74,319	5,748
Advances to suppliers, net	147,721	37,790
Prepayments and other current assets, net	247,744	103,519
Total current assets	31,996,827	28,799,216
NON-CURRENT ASSETS:
Property, plant and equipment, net	2,282,383	2,363,989
Operating lease right-of-use assets	3,516,156	2,175,456
Total non-current assets	5,798,539	4,539,445
Total assets	$37,795,366	$33,338,661

LIABILITIES AND SHAREHOLDERS’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$60,452	$122,251
Advances from customers	204,007	183,173
Bank overdrafts	-	73,105
Short-term loans - related parties	-	261,725
Taxes payable	6,655	14,681
Due to related parties	200,000	200,318
Operating lease liabilities, current	787,811	486,121
Other current liabilities	3,868,713	2,859,061
Total current liabilities	5,127,638	4,200,435
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	2,665,368	1,738,371
Total liabilities	7,793,006	5,938,806
SHAREHOLDERS’ EQUITY:
Common stock ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at June 30, 2025 and December 31, 2024)	206,465	206,465
Additional paid-in capital	51,129,439	51,129,439
Accumulated deficit	(21,040,348)	(23,937,478)
Accumulated other comprehensive loss	(113,203)	(95,784)
Total TDH Holdings, Inc. shareholders’ equity	30,182,353	27,302,642
Non-controlling interest	(179,993)	97,213
Total shareholders’ equity	$30,002,360	$27,399,855
Total liabilities and shareholders’ equity	37,795,366	33,338,661

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30, 2025	For The Six Months Ended June 30, 2024

Net revenue	$585,690	$103,410
Cost of revenue	429,157	66,944
Gross profit (loss)	156,533	36,466
Operating expenses:
Selling expense	2,725	-
General and administrative expense	725,428	758,763
Impairment of goodwill	-	360,541
Total operating expenses	728,153	1,119,304
Loss from operations	(571,620)	(1,082,839)
Interest income (expense)	125,757	(22,421)
Other income (loss)	(437,048)	2,957
Gain (loss) on disposal of subsidiaries	(294,016)	-
Other expenses	2,578,029	2,756,268
Total other income	1,972,722	2,736,804
Income before income tax provision	1,401,102	1,653,965
Net income from continuing operations	1,401,102	1,653,965
Net loss from discontinued operations of Bo Lings and Far Lings	-	(444,750)
Net income (loss)	1,401,102	1,209,215
Less: Net income (loss) attributable to non-controlling interest	21,886	(109,347)
Net Income attributable to TDH Holdings, Inc.	1,379,216	1,318,562
Comprehensive income (loss)
Net income	$1,401,102	$1,209,215
Other comprehensive income
Foreign currency translation adjustment	(17,419)	11,494
Total comprehensive income	$1,383,683	$1,220,709
Less: Comprehensive loss attributable to non-controlling interest	(277,206)	(282,745)
Comprehensive income attributable to TDH Holdings, Inc.	$1,660,889	$1,503,454

Earnings per common share attributable to TDH Holdings, Inc.
Basic	$0.13	$0.13
Diluted	$0.13	$0.13
Weighted average common shares outstanding*
Basic	10,323,268	10,323,268
Diluted	10,323,268	10,323,268

 TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended	For The Six Months Ended
	June 30, 2025	June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,379,216	$1,318,562
Less: net loss from discontinued operations	-	(444,750)
Net income from continuing operations	1,379,216	1,763,312
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	91,313	50,370
Fair value change of short-term investments	-(2,578,029)	(2,756,268)
Loss on disposal of subsidiaries	294,016	(441,600)
Impairment of goodwill	-	360,541
Inventory write-down	-	-
Allowance for doubtful accounts	-	106,258
Loss (gain) on disposal of property, plant and equipment	-	59,009
Amortization of operating lease right-of-use assets	358,024	(343,425)
Changes in operating assets and liabilities:	-
Accounts receivable, net	-(161,477)	(113,883)
Dividends receivable	-(124,085)	-
Inventories, net	-	8,370
Operating lease liabilities	(451,639)	2,772,202
Advances to suppliers, net	(109,387)	(34,035)
Prepayments and other current assets, net	-	(2,346,929)
Accounts payable	62,551	139,762
Interest payable	-	14,284
Taxes payable	1,350	-
Advances from customers	20,292	153,312
Advances from customer - related party	-	-
Other current liabilities	1,504,191	(1,539,428)
Net cash provided by operating activities from continuing operations	286,336	(2,148,149)
Net cash used in operating activities from discontinued operations	-	(192,351)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$286,336	$(2,340,500)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire property, plant and equipment	(8,115)	(1,760,454)
Disposal of subsidiaries	-	578,400
Purchase of short-term investments	(28,212,885)	(21,403,449)
Proceeds from sale of short-term investments	28,291,888	23,966,975
Net cash provided by investing activities from continuing operations	70,888	1,381,473
Net cash provided by investing activities from discontinued operations	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	$70,888	$1,381,473
Effects on changes in foreign exchange rate	15,827	206,710
Net change in cash, cash equivalents, and restricted cash	373,051	(752,317)
Cash, cash equivalents, and restricted cash - beginning of the period	15,699,562	13,661,382
Cash, cash equivalents, and restricted cash - end of the period	$16,072,613	$12,909,065
Less: cash and restricted cash of discontinued operations at the end of the period	-	-
Cash and restricted cash of continued operations at the end of the period	16,072,613	12,909,065

Supplemental cash flow information
Interest paid	$-	$-

Non-cash investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$1,691,292	$-

Supplemental non-cash investing and financing activities
Cashless exercise of warrants	-	-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$16,072,613	$12,909,065
Restricted cash	$-	$-
Total cash, cash equivalents, and restricted cash	$16,072,613	$12,909,065